EXHIBIT 4.20

COCA-COLA PLAZA

ATLANTA, GEORGIA

February 7, 2013

ADDRESS REPLY TO
P.O. DRAWER 1734
ATLANTA, GA 30301
404-ó7ó-2121

Cia. de Bebidas Ipiranga

Av. D. Pedro I, 2270 - Ipiranga

Ribeirão Preto, SP

CEP.: 14055-630

Brasil

ATTN.: Mr. André Biagi

We use this instrument to record and formalize that the Bottling Agreement entered into on October 4, 2007 between The Coca-Cola Company (hereinafter the “Company”) and CIA. DE BEBIDAS IPIRANGA (hereinafter the “Bottler)  has been extended for five (05) years beginning October 3, 2012, therefore expiring October 3, 2017.  Through the Bottling Agreement, the Company authorizes the Bottler to prepare, package, sell and distribute the COCA-COLA beverage, as well as supplementary authorizations regarding the COCA-COLA beverage, and any additional authorizations and other agreements entered into by the Company and the Bottler for the preparation, packaging, distribution and sale of other Beverages under the Brands (hereinafter collectively referred to as the “Bottling Agreements”) in a given territory in Brazil.

The terms used herein have the same meaning as assigned in the Bottling Agreements, unless otherwise expressly stated herein.

Except for the deadline, extended in accordance with this instrument, the mentioned Bottling Agreements, as well as all other provisions, covenants, agreements, commitments and clarifications remain in full force and effect until they are definitely terminated on October 3, 2017, without any right to tacit renewal.

Therefore, please kindly express your agreement with the terms of this instrument, by signing the 3 (three) attached copies.